August 7, 2015

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Thompson:

Thank you for your comments regarding Bed Bath & Beyond Inc.’s (the “Company’s”) filing referenced below. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements. Set forth below are the Company’s responses to the comments contained in your letter dated July 16, 2015 made in connection with a review of the Company’s Form 10-K for the fiscal year ended February 28, 2015 filed April 28, 2015.

Your comment is set forth first in boldfaced type, followed by the Company’s response. In addition, the Company has included the written acknowledgement as requested by the Commission at the conclusion of this letter.

This response letter is being provided as a correspondence file on EDGAR.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1. We note that you identify several factors contributing to the decrease in gross profit margin and increase in SG&A expenses as a percentage of sales. Please tell us whether you are able to quantify the impact of the factors you identify that had an impact on gross profit margin and SG&A expenses as a percentage of sales and, if so, what consideration you gave to quantifying the impact of such factors in your discussion of these line items.

In order to make its disclosure determinations, the Company quantifies the impact of many factors contributing to the changes in gross profit margin and SG&A. An assessment is then performed to determine which factors warrant disclosure to provide its investors with sufficient analysis to understand the Company’s results of operations for the periods compared.

The Company’s practice around determining its disclosure has been to (1) provide key factors that cumulatively explain the majority of the changes, (2) list key factors in magnitude order and (3) separately quantify factors that management views as meaningful to an investor, such as material transactions, events or trends that impacted its results of operations. The Company believes that its current disclosures meet the principal objectives of MD&A.

For example, for fiscal 2014, the Company disclosed the following related to SG&A:

“SG&A was $3.065 billion or 25.8% of net sales in fiscal 2014, $2.951 billion or 25.7% of net sales in fiscal 2013 and…. The percentage of net sales increase in SG&A between fiscal 2014 and 2013 was primarily due to increased technology expenses and related depreciation and increased advertising expenses, partially offset by relative decreases in payroll and payroll related items (including salaries), occupancy expenses (including rent) and the year over year net benefits of certain non-recurring items, primarily related to credit card fee litigation in the fiscal third quarter of 2014. The increase in technology expenses and related depreciation, as a percentage of net sales, represented approximately 30 basis points for fiscal 2014 as compared to the same period in the prior year.”

To explain the overall 10 basis point increase in SG&A, the Company disclosed five key factors and in addition, quantified the increase in technology expenses and related depreciation of approximately 30 basis points. The Company included the quantification of the increase in technology expense and related depreciation as it believed it would be a key factor meaningful to an investor in light of the Company’s ongoing initiatives which are separately described in the MD&A on page 20. In addition, since the five factors are disclosed in order of magnitude, an investor could conclude that the other four factors disclosed were not more than a 30 basis point increase or decrease on SG&A.

The Company also determined the year over year net benefits of certain non-recurring items were a key factor in the SG&A change and pointed the investor to its fiscal third quarter of 2014 disclosure. In the fiscal third quarter of 2014 Form 10-Q, the Company disclosed “net increase in earnings per share included a net benefit of $0.04 per diluted share for certain non-recurring items, including credit card litigation” and as part of the SG&A explanation “year over year favorable net benefits of certain non-recurring items, as a percentage of net sales, represented approximately 30 basis points and 10 basis points for the fiscal third quarter and nine months ended November 29, 2014…” As a result of this disclosure, the impact of the non-recurring items, primarily the credit card litigation, could be determined on the full year disclosure.

Upon further consideration of the Staff’s comment and a further review of SEC Release Nos. 33-8350 and 33-6835, in addition to continuing to list factors in order of magnitude, the Company, will, in future filings, enhance its disclosures to provide the investor an indication, on a qualitative basis, of the comparative significance of each factor to the extent one factor is more significant than another. In addition, the Company will continue its practice of separately disclosing factors quantitatively that it believes will be meaningful to investors.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk, page 30

2. We note your quantitative disclosure of interest rate risk associated with your investments in cash and cash equivalents and investment securities. We also note that your disclosure does not address market risk for other financial instruments such as the senior unsecured notes. Please revise to include qualitative and quantitative information about market risk in accordance with one of the three disclosure alternatives within Item 305 of Regulation S-K and that addresses the interest rate risk for the senior unsecured notes.

In future filings, the Company will enhance its disclosures to include qualitative information about market risk and quantitative information about interest rate risk for the senior unsecured notes. These enhancements are underlined below in the proposed disclosure.

PROPOSED DISCLOSURE

As of February 28, 2015, the Company’s investments include cash and cash equivalents of approximately $875.6 million, short term investment securities of approximately $111.0 million and long term investment securities of approximately $97.2 million at weighted average interest rates of 0.01%, 0.03% and 0.11%, respectively. The book value of these investments is representative of their fair values.

The Company’s senior unsecured notes have fixed interest rates and are not subject to interest rate risk. As of February 28, 2015, the fair value of the senior unsecured notes was $1.616 billion, which is based on quoted prices in active markets for identical instruments compared to the carrying value of approximately $1.500 billion.

Consolidated Statements of Cash Flows, page 36

3. We note that the tax benefit from stock based compensation is presented as an adjustment to reconcile net earnings to net cash provided by operating activities. Please explain to us how you account for and present excess income tax benefits in the consolidated statements of stockholders’ equity and cash flows. In addition, please explain to us why your accounting and presentation of excess tax benefits and tax deficiencies comply with ASC 718-740-35-3 through ASC 718-740-35-9 and ASC 718-740-45-2 through ASC 718-740-45-4.

The issuance of the Company’s equity compensation, primarily consisting of restricted stock and stock options, results in recording, over the vesting period of the equity compensation award, stock-based compensation expense, based on the grant date fair value, and a related deferred tax asset. Upon exercise of stock options or vesting of restricted stock, the Company determines the excess tax benefit as the net amount realized in excess of the fair value stock-based compensation expense recorded. These excess tax benefits are recorded as an increase in “Additional paid-in capital” and a reduction in “Income taxes payable” in the Consolidated Balance Sheets. Additionally, the amount previously recorded as a deferred tax asset is relieved and “Income taxes payable” is reduced by a corresponding amount in the Consolidated Balance Sheets. This is in accordance with FASB Accounting Standards Codification (“ASC”) 718-740-35-3 through 718-740-35-9, ASC 718-740-45-2 and ASC 718-740-45-4.

In the Consolidated Statements of Shareholders’ Equity, these net excess tax benefits are presented in the line captioned “Shares sold under employee stock option plans, net of taxes.”

In the Consolidated Statements of Cash Flows, excess tax benefits related to stock option exercises are shown as a cash inflow from financing activities in the “Excess tax benefit from stock-based compensation” line item and excess tax benefits related to restricted stock vestings are shown as a cash inflow from operating activities in the “Tax benefit from stock-based compensation” line item. The net benefit from both of these cash inflows is reflected as a decrease in “Income taxes payable” within operating activities in the Consolidated Statements of Cash Flows.

Upon further consideration based on the Staff’s comment, the Company has reassessed the classification of the excess tax benefits related to restricted stock vestings and has concluded that they should be classified as financing activities in the Consolidated Statements of Cash Flows. As a result, in future filings, the Company will classify the excess tax benefits derived from restricted stock vestings as a cash inflow from financing activities and a cash outflow from operating activities and will report the amount for each comparable historical period in a consistent manner. Changing this classification from cash flows from operating activities to cash flows from financing activities is not material to any section of the Consolidated Statements of Cash Flows, representing less than 1.5% for each of the fiscal years presented in the Form 10-K for the fiscal year ended February 28, 2015.

In addition, in future filings, the Company will also reflect the excess tax benefits related to all equity awards in a line captioned “Excess tax benefit from stock-based compensation” rather than as a reduction in the “Income taxes payable” line resulting in no impact on total cash flows from operating activities in the Consolidated Statements of Cash Flows. The Company will modify its reporting prospectively and reflect each comparable historical period in a consistent manner.

Note 1. Summary of Significant Accounting Policies and Related Matters

A. Nature of Operations, page 37

4. Please tell us what consideration you gave to disclosing revenues for each group of similar products or disclose and tell us why providing the information is impracticable. Please refer to ASC 280-10-50-40 and 41.

In future filings, the Company will include the following disclosure in the footnotes to the financial statements. For the Staff’s knowledge, the disclosures required by ASC 280-10-50-40 and 41 were contained in the Form 10-K on pages 5 and 22.

PROPOSED DISCLOSURE

Sales of domestics merchandise accounted for approximately 36%, 36% and 39% of net sales in fiscal 2014, 2013 and 2012, respectively. The remaining net sales in fiscal 2014, 2013 and 2012 of 64%, 64% and 61%, respectively, represented sales of home furnishings. Net sales outside of the U.S. were not material for fiscal 2014, 2013 and 2012.

Written Acknowledgement

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Susan E. Lattmann
Susan E. Lattmann Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)